Royalty Sharing and Rights Agreement

Of

SongVest Records, Inc.

This Royalty Sharing Agreement (as executed and as it may be amended, modified, supplemented, and restated from time to time, as provided herein, this "**Agreement**") is entered into as of [   ] (the "**Effective Date**") by and between SongVest Records, Inc., a Delaware corporation, (the "**Company**") and each person identified on **Schedule A** hereto following their subscription to acquire the Class R Preferred Stock of the Company, and each other Person, who after the date hereof acquires the Class R Preferred Stock of the Company and agrees to become a party to, and bound by, this Agreement (each referred to as a "**Rights Holder**" and, collectively, the "**Rights Holders**").

Recitals

WHEREAS, in connection with the closing of transactions contemplated by the Subscription Agreement, the Rights Holders are subscribing for shares of the Company's Class R Preferred Stock;

WHEREAS, the Company desires to share the gross royalties collected by the Company with the Rights Holders; and

WHEREAS, the Company and the Rights Holders desire to enter into this Agreement to set forth their understanding and agreement as to the royalty sharing rights which accompany the Class R Preferred Stock as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficient of which are hereby acknowledged, the parties hereto agree as follow:

1. Definitions. The following terms used in this Agreement shall have the meanings set forth below:

(a)   **Assigned Contract** means any contract that was previously a Company Contract which was sold, assigned, transferred, or otherwise conveyed such that the Company is no longer generated revenue therefrom, excluding such sales, assignments, transfers, or other conveyances as part of a Change of Control.

(b)　**Assignment Payment** means, with respect to an Assigned Contract, 5% of the gross proceeds received by the Company following the sale, assignment, transfer, or other conveyance of the Company Contract.

(c)　**Company Contract** means the contracts for the rights to recordings, masters, publishing and publications for which the Company generates revenue.

(d)　**Majority in Interest** means those Rights Holders whose Rights Holder Proportions, when aggregated, is a fraction greater than 50%.

(e)　**Periodic Payment** means, with respect to each applicable quarterly period, the payment by the Company in the amount equal to the sum of (1) the Periodic Gross Royalties for such quarterly period multiplied by the Royalty Sharing Percentage, and (2) the Assignment Payment. **Periodic Gross Royalties** means, with respect to each quarterly period, the gross royalties collected by the Company from Company Contracts.

(f)　**Royalty Sharing Percentage** means a percentage of each period's Periodic Gross Royalties. The Royalty Sharing Percentage shall initially be set at 5%.

(g)　**Rights Holder Proportion** means, with respect to each Rights Holder, a fraction, the numerator of which is the number of shares of Class R Preferred Stock held by the Rights Holder, and the denominator is the aggregate number of outstanding shares of Class R Preferred Stock of the Company.

(h)　**Subscription Agreement** means the agreement by which the Rights Holders have subscribed to, and by which the Company has agreed to issue, the Class R Preferred Stock of the Company.

(i)　**Transfer** means to directly or indirectly sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement of understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, shares of the Company's Class R Preferred Stock. **Transfer**, when used as a noun, shall have a correlative meaning.

(j)　**Transferee** means a recipient of, or proposed recipient of, a Transfer.

2. Royalty Payments

(a)　The Company agrees to make Periodic Payments to the Rights Holders in arrears by the 15th day of the month following the end of the applicable quarterly period. If the 15th day of the month is on Saturday, Sunday, or federal holiday, then the payment will be made on the following business day.

(b)　The Periodic Payments shall continue to be made to Rights Holders until the Company so long as shares of Class R Preferred Stock are issued and outstanding.

3. Transfer of Class R Preferred Stock

(a)　Each Rights Holder acknowledges and agrees that such Rights Holder shall not Transfer any shares of Class R Preferred Stock unless any Transferee has expressly consented to be bound by this Agreement.

(b)   Any Transfer or attempted Transfer of the Class R Preferred Stock in violation of this Agreement, including the failure of any Transferee to consent to be bound by this Agreement, shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated as a holder of the Company's Class R Preferred Stock, or as a Rights Holder under this Agreement.

4. Representations and Warranties of the Company

The Company represents and warrants to Rights Holder that the following representations and warranties are true and complete in all material respects as of the Effective Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Royalty Sharing and Rights Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Authority for Agreement. The execution and delivery by the Company of this Agreement and the consummation of the Periodic Payments contemplated hereby are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state laws.

(c)   Financial information. The Company warrants that it will maintain books and records of the Company and fairly present the financial condition of the Company insofar as necessary to calculate the Periodic Gross Royalties.

(d)   Rights to Assigned Catalog. The Company warrants that should it assign any of part of the Catalog it will include the Rights Holders as third-party beneficiaries and require that any such assignment include provisions that require the assignee of that part of the Catalog to transmit to the Company the Periodic Gross Royalties multiplied by the Royalty Sharing Percentage for the Assigned Catalog items.

5. Representations and Warranties of the Rights Holder
By entering into this Royalty Sharing and Rights Agreement, Rights Holder represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Effective Date:

(a)   Requisite Power and Authority. Such Rights Holder has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement. All action on Rights Holder's part required for the lawful execution and delivery of this Agreement have been or will be effectively taken prior to the Effective Date. Upon their execution and delivery, this Agreement will be valid and binding obligations of Rights Holder, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Domicile. Rights Holder maintains Rights Holder's domicile (and is not a transient or temporary resident) at the address shown on the signature page to the Subscription Agreement or signature page to this Agreement.

(c)   Rights Holder information. Within five days after receipt of a request from the Company, the Rights Holder hereby agrees to provide such information with respect to its status as a Rights Holder (or potential Rights Holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Rights Holder further agrees that in the event of a Transfer, the Rights Holder will require the Transferee to agree to provide such information to the Company as a condition of such transfer.**

6. Drag-Along

(a)   A "**Change of Control Event**" shall have the definition as provided in the Amended and Restated Certificate of Incorporation of the Company as filed on August 23, 2019, and as amended, restated, and refiled on October 25, 2019. For clarification, such events would be included under the definition of Change of Control Event: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); (b) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the

Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or (c) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Company.

A "**Deemed Liquidation Event**" shall be deemed to be occasioned by, or to include, any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b)   In the event that the Company's board of directors and the requisite vote of the outstanding classes of stock entitled to vote on such matter (the "**Requisite Parties**") approve a Change of Control Event or Deemed Liquidation Event, the Rights Holder hereby agrees with respect to the Class R Preferred Stock and the voting rights of the Rights Holder, if any:

(i)   in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from Rights Holder, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Change of Control Event or Deemed Liquidation Event, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(ii)   to vote (to the extent any vote is solicited from Rights Holder) (in person, by proxy or by action by written consent, as applicable) the Class R Preferred Stock in favor of such Change of Control Event or Deemed Liquidation Event and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control Event or Deemed Liquidation Event;

(iii)to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control Event or Deemed Liquidation Event;

(iv)to execute and deliver all related documentation and take such other action in support of the Change of Control Event or Deemed Liquidation Event as shall reasonably be requested by the Company or the Requisite Parties; and

(v) not to deposit, and to cause the Rights Holder's affiliates not to deposit the Class R Preferred Stock owned by the Rights Holder's affiliate in a voting trust or subject the Class R Preferred Stock to any arrangement or agreement with respect to the voting of the Class R Preferred Stock, unless specifically requested to do so by the acquirer in connection with the Change of Control Event or Deemed Liquidation Event;

7. Miscellaneous

(a)   Transfer; Successors and Assigns. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b)   Notices.   All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in the Subscription Agreement, as subsequently modified by written notice.

(c)   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

(d)   Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e)   Entire Agreement. This Agreement, together with the Subscription Agreement and Amended and Restated Certificate of Incorporation of the Company, constitutes the entire agreement between the Company and the Rights Holders pertaining to the subject matter hereof, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(f)   Amendments. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and a Majority in Interest of the Rights Holders. Any such written amendment or modification will be binding upon the Company and each Rights Holder.

(g)   Waivers. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

(h)   <u>Governing Law.</u> This agreement and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Rights Holder shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(i)   <u>Counterparts.</u> This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Rights Holder: **The Company:**

[   ]   SongVest Records, Inc.

_____   By: _____

Address   Name:

                                                    Title:

SCHEDULE A

SUBSCRIBERS TO THE COMPANY'S CLASS R PREFERRED STOCK

Rights Holder Name and Address
[NAME AND ADDRESS]
[NAME AND ADDRESS]
[NAME AND ADDRESS]

SUBSCRIPTION AGREEMENT

THESE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JUSRISDICTION. THESE SECURITIES MAY ONLY BE RESOLD IF REGISTERED UNDER THE SECURITIES ACT, PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OR IN COMPLIANCE WITH RULE 501 OF REGULATION CROWDFUNDING. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OF ANY OTHER JURISDICTION, NOR HAS THE SEC OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF DISCLOSURES CONTAINED IN ISSUER'S FORM C.

The undersigned ("Investor") understands that SongVest Records, Inc. ("Issuer") is offering up to $1,013,700.00 of Class R Preferred Stock Units (the "Units") pursuant to Issuer's Form C dated 05/01/2020 (the "Form C"), Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Investor hereby represents, warrants and agrees as follows:

1. **Subscription**. By executing the signature page to this subscription agreement (this "Agreement") and the signature page of the royalty sharing agreement of Issuer (the "Royalty Sharing Agreement"), Investor irrevocably subscribes for the Units set forth on the signature page and accepts the terms of the Royalty Sharing Agreement as a Class R Preferred Stock Owner (as defined in the Royalty Sharing Agreement).

2. **Acceptance of Subscription**. Issuer has the right, in its sole discretion, to accept or reject Investor's subscription, in whole or in part, for any reason. Investor's subscription is accepted by Issuer only upon execution by Issuer of the signature page hereto. Subscriptions need not be accepted in the order received and the Units may be allocated among subscribers in Issuer's discretion. The closing of the sale of Units will take place at the time and in the manner described in the Form C. Any subscription amount that is not accepted by Issuer will be returned promptly, without interest, to Investor.

3. **Investment Limitations**. Including the amount set forth on the signature page hereto, in the past twelve-month period, Investor has not exceeded the investment limit set forth in Rule 100(a)(2) of Regulation Crowdfunding.

4. **Investment Company**. Investor is not an "investment company" as defined under, nor is Investor relying on exemptions contained in Sections (3)(c)(1) or (3)(c)(7) of, the Investment Company Act of 1940, as amended.

5. **Authorization and Compliance**. Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Units, enter into this Agreement and perform all of the obligations required to be performed by Investor hereunder, and the acquisition of Units by Investor will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor. Investor will comply with all laws applicable to transactions in securities in effect in the jurisdiction in which Investor purchases or sells Units. Investor is not subject to any "bad actor" disqualifications contained in Rule 503 of Regulation Crowdfunding, assuming for purposes of this representation that Investor is a "covered person" under Rule 503.

Review of Investment Materials. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Units. Investor has engaged Investor's own professional advisors, to the extent Investor believes appropriate, to assist Investor in evaluating legal, tax, accounting and financial matters relating to an investment in the Units. Investor has relied solely on the information contained in the Form C and other information available at www.bumpercollective.com and is not relying on the advice or recommendations of Issuer, in making Investor's independent decision to purchase Units.

6. **Risk of Loss of Entire Investment**. Investor understands the risks involved in an investment in the Units (including the risks described in the Form C) and that the entire amount of Investor's investment may be lost, and Investor is in a financial condition to bear the loss of the investment.

7. **Restrictions on Transfer**. Investor is acquiring the Units for Investor's own account, for investment purposes, and not with a view to, or for resale. Investor will transfer the Units only (i) pursuant to an effective registration statement under the Securities Act, an exemption from such registration requirements or as provided in Rule 501 of Regulation Crowdfunding and (ii) in compliance with transfer restrictions imposed by the Royalty Sharing Agreement. A legend describing these transfer restrictions will accompany the Units. Issuer has no obligation or intention to register the Units or to take action to facilitate resales. Even if the Units become freely transferrable, a secondary market in the Units may not develop and, as a result, Investor must bear the economic risk of an investment in the Units for an indefinite period of time.

8. **No Reliance on Bumper Collective**. Investor is not relying on, and will not rely on, any communication from Stampede Securities, Inc., a Delaware corporation ("Bumper Collective"), as investment advice or as a recommendation to purchase the Units and acknowledges that Bumper Collective is not acting, nor has it acted, as an advisor to Investor in connection with Investor's purchase of Units. Bumper Collective has not made any recommendation or determination regarding Investor's authority or suitability to invest in the Units. Bumper Collective is a third-party beneficiary of, and may rely on, the representations, warranties and agreements of Investor contained in this Agreement.

9. **Accuracy of Information**. Information provided by Investor in this Agreement is accurate and complete and may be relied on by Issuer. If any of the information provided by Investor changes before Issuer accepts Investor's subscription, Investor will notify Issuer immediately. If any of the information provided by Investor is inaccurate and Issuer is harmed as a result, Investor will indemnify Issuer, meaning Investor will pay any damages. If Issuer determines that Investor provided inaccurate information or has otherwise violated Investor's obligations, Issuer may (but is not required to) repurchase Investor's Units for an amount equal to the original purchase price less any distributions received by Investor.

10. **Consent to Electronic Delivery**. Investor agrees that Issuer may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method. Investor will notify Issuer promptly of any change in Investor's email or physical address.

11. **Miscellaneous**. This Agreement may be executed in counterparts, each of which will be an original and all of which together will constitute one instrument. This Agreement will be binding on and inure to the benefit of each of the parties and their respective heirs, legal representatives, successors and assigns, but no rights, obligations or liabilities hereunder are assignable by any party without the prior written consent of the other party. This Agreement will be governed by the laws of the State of Delaware, exclusive of its rules governing choice of law and conflict of laws, and Investor consents to the exclusive jurisdiction of the federal and state courts located in Delaware.

Signature Page

IN WITNESS WHEREOF, Investor has executed this Agreement for the purchase of the Units. If accepted by Issuer, Investor will be admitted as a Class R Preferred Stock Owner of Issuer.

Amount of Subscription:*

Class R Preferred Stock Units	$

Investor's state of residency/principal office:_____

Investor's email address:_____

Investor's mailing address:_____

For <u>Natural Persons</u>:   **For <u>Entities</u>:**

_____   _____
(Name of Investor)   (Name of Investor)

_____   By:_____
(Signature of Investor)   Name:_____
                                                           Title:_____

_____
(Additional Signature, If Applicable)

Date: [   ]

*The subscribed amount must be submitted with Investor's Agreement.

ACH Instructions:	

The foregoing subscription is hereby accepted by Issuer with respect to the following amount as of the date set forth below:

Class R Preferred Stock Units Accepted	$

[SongVest Records, Inc.]

By:_____

Name:_____

Title:_____

Date of Acceptance:[_____]

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